

First Quarter 2015 Conference Call

E. Scott Santi, President & CEO

Michael M. Larsen, Senior Vice President & CFO

Aaron H. Hoffman, Vice President, Investor Relations

April 21, 2015

Forward Looking Statements



Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the expected impact and timing of strategic initiatives and related benefits, future financial performance, operating performance, growth in free operating cash flow, organic and total revenue growth, operating margin growth, growth in diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, timing and amount of share repurchases, end market economic conditions, and the Company's related 2015 guidance. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2014.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance. The reconciliation of those measures to the most comparable GAAP measures are detailed in ITW's press release for the first quarter of 2015, which is available at www.itw.com, together with this presentation.

First Quarter 2015 Highlights



- **Solid execution and performance despite currency headwinds and a challenging capital spending environment**

  – Record first quarter operating margin of 20.9%, an increase of 220 basis points

  – 20% EPS growth to $1.21 … $0.04 above midpoint of guidance despite $0.03 of incremental negative currency translation impact versus the exchange rates in effect at the time guidance was issued

- **ITW is well positioned for another year of strong progress in 2015 and remains solidly on track to deliver on the 2017 performance goals:**

  – Operating margin ~23%

  – ROIC 20%+

  – Organic growth 200 bps above global GDP

> **Continued progress in year 3 of a 5 year plan to position ITW for growth with world class margins and returns on a sustainable basis**

Q1 2015 Financial Summary



Q1 2015 Actuals



EPS +20%

EPS $1.01 $1.21

Guidance:
$1.13 - $1.21

$3.6B $3.3B

Total
Revenue

Q1'14 Q1'15

Operating
Margin 18.7% 20.9% +220 bps

ROIC* 17.2% 19.3% +210 bps

Highlights

- $1.21 EPS up 20% vs. prior year … $0.04 above mid-point of guidance

- Record Q1 operating margin of 20.9%; Enterprise Initiatives contributed 100 basis points

- Organic revenue up 1% … challenging capital spending environment and (1)% impact from product line simplification

- Total revenue down (6)% … (7)% impact from foreign currency translation

- Strong cash flows … repurchased shares for $1.6 billion

Strong performance despite currency headwinds and a more challenging capital spending environment

* See ITW's first quarter 2015 press release for the reconciliation from GAAP to non-GAAP measurements.

Q1 2015 Organic Revenue Growth



Growth by Geography



Organic revenue up 1%*

North America	International	EMEA	Asia Pacific	South America
1%	1%	1%	1%	(11)%

Ongoing product line simplification reduced organic growth by ~(1) percentage point

Highlights

- **North America up 1%**
  - Food Equipment +7%, Automotive OEM +3%
  - Welding and Test & Measurement and Electronics flat, Specialty (7)%
- **International up 1%**
  - Europe up 1%
    - Automotive OEM +13% offset by declines in Welding, Polymers & Fluids and Specialty Products
  - Asia Pacific up 1%
    - Automotive OEM & Food Equipment +5% offset by Welding (7)%
    - Three segments grew double-digits in China: Automotive OEM, Food Equipment and Test & Measurement and Electronics

1% organic growth reflects mixed macro environment and ongoing product line simplification initiatives

Q1 2015 Operating Margin



Operating Margin



18.7%   20.9%

Q1'14   Q1'15

	OM%	V bps
Automotive OEM	25.0%	+170
T&M and Electronics	14.7	+250
Food Equipment	22.6	+400
Polymers & Fluids	20.0	+340
Welding	26.9	+120
Construction Products	16.6	+180
Specialty Products	22.6%	+150

Key Drivers

	Q1 2015
Enterprise Initiatives	+100 bps
Price/Cost	+20
Volume	+20
Other (cost management and PLS benefits)	+80
Margin Expansion	+220 bps

Record first quarter operating margin with strong margin expansion across all segments

Q1 2015 Segment Results

($'s in millions)

Two years of significant margin improvement

	Operating Margin		
	Q1'13	Q1'15	V bps
Automotive OEM	19.8%	25.0%	+520
T&M and Electronics	13.0	14.7	+170
Food Equipment	16.7	22.6	+590
Polymers & Fluids	14.6	20.0	+540
Welding	26.0	26.9	+90
Construction Products	11.7	16.6	+490
Specialty Products	19.9	22.6	+270
Total Company	**16.9%**	**20.9%**	**+400**

Automotive OEM



Organic +7%
Total (2)%

+170 bps

Total Revenue — Q1'14 $668, Q1'15 $653

Operating Margin — Q1'14 23.3%, Q1'15 25.0%

Highlights

- Organic revenue growth of 7% outperforming worldwide auto builds of 1% due to ongoing innovation efforts and product penetration

- Organic revenue growth vs. geographic auto builds:
  - Europe   +13% vs. +2%
  - N.A.   +3% vs. +2%
  - China   +14% vs. +6%





Q1 2015 Segment Results

($'s in millions)

Test & Measurement and Electronics

Organic (1)%
Total (7)%
$519
$483
Q1'14
Q1'15

Total Revenue

+250 bps
12.2%
14.7%
Q1'14
Q1'15

Operating Margin

Highlights

- Test & Measurement organic revenue down (2)% due to lower capital spending
  - Instron up 5%
- Total Electronics organic revenue flat

Food Equipment

Organic +4%
Total (3)%
$511
$495
Q1'14
Q1'15

Total Revenue

+400 bps
18.6%
22.6%
Q1'14
Q1'15

Operating Margin

Highlights

- Organic revenue growth of 4% driven by continued strength in Equipment and Service
- North America +7%
  - Equipment +10%, Service +4%
- International +1%
  - Equipment flat, Service +1%

Q1 2015 Segment Results

($'s in millions)

Polymers & Fluids



Highlights

- Organic revenue down (1)% driven by product line simplification and market softness in Europe, partially offset by new products

- Fluids & Hygiene (5)%

- Polymers +4%

- Automotive Aftermarket flat

Welding



Highlights

- Organic revenue down (3)% primarily driven by oil and gas related end markets; up ~3% excluding oil and gas impact

- North America flat with continued solid growth in commercial offset by declines in oil and gas

- International down (13)% due to oil and gas

Q1 2015 Segment Results

($'s in millions)

Construction Products



Organic +2%
Total (8)%

$416 — Q1'14
$381 — Q1'15

Total Revenue

+180 bps

14.8% — Q1'14
16.6% — Q1'15

Operating Margin

Highlights

- Organic revenue growth of 2%

- North America +5% … growth in renovation and commercial, residential flat

- Asia Pacific +1% … solid residential and commercial growth partially offset by softer retail

- Europe +1% ... continued strength in the United Kingdom offset by ongoing product line simplification activities

Specialty Products



Organic (6)%
Total (11)%

$520 — Q1'14
$462 — Q1'15

Total Revenue

+150 bps

21.1% — Q1'14
22.6% — Q1'15

Operating Margin

Highlights

- Organic revenue down (6)% driven by ongoing product line simplification and lower capital equipment spending

  – North America (7)%

  – International (3)%

2015 Financial Guidance



2015



EPS $4.67 → $5.00 - $5.20

Total Revenue: $14.5B (2014) → Organic +1 - 2% Total (5) to (6)% (2015F)

- Reducing EPS guidance by $(0.15) to reflect current exchange rates
- Expect 1 - 2% full-year 2015 organic growth
- Operating margin projected to exceed 21%
- Strong cash flows with FCF conversion > 100%
- Expect ~$2 billion share repurchase for the year

Q2 2015



EPS $1.21 → $1.22 - $1.30

Total Revenue: $3.7B (Q2'14) → Organic +1 - 2% Total (7) to (8)% (Q2'15F)

- Expect 1 - 2% organic growth in the quarter
- Current exchange rates create ~$(0.15) EPS and (9)% revenue headwind versus prior year
- Forecasting ~21% operating margin; Enterprise Initiatives contribute ~100 bps

---

Well positioned to deliver another year of strong progress in 2015



Questions

Appendix - Additional Segment Detail

Q1 2015 vs. Q1 2014



Favorable / (Unfavorable)

Total Revenue	Automotive OEM	T&M and Electronics	Food Equipment	Polymers & Fluids	Welding	Construction Products	Specialty Products
Organic	6.7%	(0.9)%	4.0%	(0.5)%	(3.3)%	2.4%	(5.7)%
Divestitures	(0.4)	-	-	-	(0.1)	(1.5)	-
Translation	(8.4)	(6.1)	(7.1)	(7.4)	(3.2)	(9.3)	(5.6)
Total Revenue	(2.1)%	(7.0)%	(3.1)%	(7.9)%	(6.6)%	(8.4)%	(11.3)%

Change in Operating Margin	Automotive OEM	T&M and Electronics	Food Equipment	Polymers & Fluids	Welding	Construction Products	Specialty Products
Operating Leverage	100 bps	(30) bps	100 bps	(10) bps	(50) bps	70 bps	(130) bps
Changes in Variable Margin & OH Costs	60	240	190	290	80	170	340
Total Organic	160 bps	210 bps	290 bps	280 bps	30 bps	240 bps	210 bps
Restructuring	10	50	110	60	50	(70)	(50)
Other	-	(10)	-	-	40	10	(10)
Total Operating Margin Change	170 bps	250 bps	400 bps	340 bps	120 bps	180 bps	150 bps
Total Operating Margin %*	25.0%	14.7%	22.6%	20.0%	26.9%	16.6%	22.6%
* Includes unfavorable operating margin impact of amortization expense from acquisition-related intangible assets	10 bps	410 bps	90 bps	430 bps	70 bps	80 bps	190 bps